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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

APR 1 8 2008

Washington, DC

SEC FILE NUMBER
8- 52874

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2007___ AND ENDING ___12/31/2007___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 6th Floor

(No. and Street)

New York, New York 10016

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Martin   212-918-1202

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & Co. P.C.

(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Garden City, NY 11530

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
'APR 2 9 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Robert Schaffer___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___The Vertical Trading Group LLC___ , as of ___December 31___ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CRISTINA DAVENIGNA
Notary Public, State of New York
No.01DA6177171
Qualified in New York County
COMMISSION EXPIRES 11/13/2011

_____
Signature

Member
_____
Title

_____
Notary Public

NYΔL. 682 808 430

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE VERTICAL TRADING GROUP, LLC

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Vertical Trading Group, LLC

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Trading Group, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garden City, New York
March 3, 2008

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 291,255
Due from clearing agent	2,200,768
Advance to parent company	587,654
Equity securities held at clearing agent (at market value)	924,393
Fixed assets -net of accumulated depreciation of $14,412	10,200
Advances to employees	21,968
Security deposits	8,450
TOTAL ASSETS	**$ 4,044,688**

LIABILITIES AND MEMBER'S EQUITY

Equity securities sold, not yet purchased	$ 877,462
Accounts payable and accrued expenses	636,287
Total Liabilities	1,513,749
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	2,530,939
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,044,688

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Income
Trading Income	$ 4,638,942
Commission Income	155,927
Net Unrealized trading gains	786,926
Interest, dividend and other income	115,704
Total income	5,697,499

Expenses
Communication and data processing	820,349
Employee compensation, benefits and trading commissions	3,088,512
Clearing fees	217,647
Administrative and general (including interest expense of $ 36,272)	488,997
Professional fees	106,213
Depreciation expense	2,696
Total expenses	4,724,414
Net income	$ 973,085

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Member's Equity
Balance - January 1, 2007	1,663,981
Capital contributions	61,381
Distributions	(167,508)
Net Income	973,085
Balance - December 31, 2007	$ 2,530,939

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2007

Cash Flows From Operating Activities

Net Income		$ 973,085
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	2,696	
Payment of expenses by parent company	61,381	
Change in assets and liabilities:		
Due from clearing agent	(1,807,976)	
Equity securities held at clearing agent	749,937	
Equity securities sold not yet purchased	834,180	
Advances to employees	(13,246)	
Accounts payable and accrued expenses	324,446	
Total adjustments		151,418
Net Cash Provided by Operating Activities		1,124,503

Cash Flows From Investing Activities

Purchases of fixed assets	(12,896)	
Net Cash Used by Investing Activities		(12,896)

Cash Flows From Financing Activities

Repayment of loan payable	(93,068)	
Advance to parent company	(587,654)	
Capital distributions	(167,508)	
Net Cash Used in Financing Activities		(848,230)

NET INCREASE IN CASH	263,377
CASH -BEGINNING	27,878
CASH - END	$ 291,255

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 36,272

NON-CASH FINANCING ACTIVITIES

Capital contributions by parent through payments of expenses on behalf of the Company	$ 61,381

THE VERTICAL TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

The Vertical Trading Group, LLC (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for its parent and its customers. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from sale of stocks traded on various stock exchanges on behalf of the Company's parent as well as from commissions earned from executing trades on behalf of customers. The Company maintains offices in New York City, New York and Richmond, Virginia. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

REVENUE RECOGNITION

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company's parent are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

THE VERTICAL TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    RECENT ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board (FASB) has issued several accounting
    pronouncements, including those related to "uncertainty in income taxes" and "fair value
    measures", which are not yet effective for the Company's financial statements. The
    Company has not completed evaluating the impact of these pronouncements on its
    financial statements, but does not believe the effects, if any, will be material.

    OFF-BALANCE SHEET RISK

    In the normal course of business the Company's customer and correspondent clearance
    activities involve the execution, settlement, and financing of various customer securities
    transactions. These activities may expose the Company to off-balance-sheet risk in the
    event the customer or clearing agent is unable to fulfill its contracted obligations and the
    Company has to purchase or sell the financial instrument underlying the contract at a loss.

    CONCENTRATION OF CREDIT RISK

    The Company is engaged in various trading and brokerage activities whose
    counterparties primarily include broker-dealers, and other financial institutions. In the
    event counterparties do not fulfill their obligations, the Company may be exposed to risk.
    The risk of default depends on the creditworthiness of the counterparty or issuer of the
    instrument. It is the Company's policy to review, as necessary, the credit standing of each
    counterparty with which it conducts business.

    The Financial Accounting Standards Board (FASB) has issued several accounting
    pronouncements, including those related to "uncertainty in income taxes" and "fair value
    measures", which are not yet effective for the Company's financial statements. The
    Company has not completed evaluating the impact of these pronouncements on its
    financial statements, but does not believe the effects, if any, will be material.

2. DUE FROM CLEARING AGENT

    The Company is required to maintain a minimum deposit of $100,000 with its clearing
    agent at all times. Additional deposits are required based on the types of long and short
    securitiy positions held by the Company. Marginable securities require additional deposits
    equaling 25% of their respective costs, whereas non-marginable securities require
    additional deposits equaling 100% of their respective costs. As of December 31, 2007,
    the Company has $1,857,427 on deposit with its clearing agent, and $366,235 in
    receivables from the clearing agent totaling $2,223,662, which is $2,200,768 in excess of
    the cost basis of $890,983 in the long securities held less $868,089 in cost basis of short
    securities. At December 31, 2007, the Company held both marginable and non-
    marginable securities for purposes of computing the deposit requirements.

THE VERTICAL TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

3. FIXED ASSETS

Major classes of fixed assets consist of the following:

	estimated useful life-years	
Computer equipment and software	2-3	$ 24,612
Less: Accumulated depreciation		14,412
Net fixed assets		$ 10,200

Depreciation expense for the year $2,696.

4. INCOME TAXES

Federal and state income taxes have not been provided because the company is considered a disregarded entity for tax purposes whose income or loss are passed through to its parent company, RAS Holdings LLC and its members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $1,000,000. At December 31, 2007, the Company had net capital of $467,744 which was $467,444 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital is .43 to 1.

6. ADVANCE TO EMPLOYEES

As of December 31, 2007, $21,968 is due from employees of the Company. The advances bear no interest and are payable on demand.

7. LOAN PAYABLE - BANK

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. There is no balance due at December 31, 2007. Interest expense for the year amounted to $3,599.

8. COMMITMENTS AND CONTINGENCIES

The Company occupies office space in New York City and in Virginia. Both agreements are on a month-to-month basis with monthly payments of $3,900 and $600, respectively. At the current minimum rental, the commitment for the next five years would be $270,000.

8.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

Rent expense is $53,000.

The Company's parent, RAS Holdings LLC, entered into a secured promissory note agreement on May 11, 2005 with a third party and obtained a $1,000,000 loan. The loan is secured by all of the capital stock of the Company and is personally guaranteed by an officer and member of RAS Holdings LLC.

THE VERTICAL TRADING GROUP, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 2,530,939
Less: Non-allowable net assets	1,063,495
Net Capital	$ 1,467,444

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 1,000,000
Minimum dollar net capital requirement	$ 1,000,000
Excess net capital	$ 467,444
Excess net capital at 1000%	$ 1,403,816
Ratio: Aggregate indebtedness to net capital	43%

THE VERTICAL TRADING GROUP, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)
(2) (B) of the Rule.

THE VERTICAL TRADING GROUP, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2007	$ 1,663,981
Capital contributions	61,381
Capital distributions	(167,508)
Net income for the year ended December 31, 2007	973,085
Total ownership equity – December 31, 2007	2,530,939
Less: Non-allowable assets	1,063,495
Audited net capital	1,467,444
Net capital per Focus Report Part IIA	1,567,055
Difference	$ 99,611
Year end auditor adjustment	$ (62,570)
Adjustment to haircuts on securities	(37,041)

Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

To the Board of Directors of
The Vertical Trading Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of The Vertical Trading Group LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Garden City, New York
March 3, 2008

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END